Exhibit 2.1

Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

DESCRIPTION OF REGISTERED SECURITIES OF BANCO BBVA ARGENTINA S.A.

This exhibit describes each class of securities of Banco BBVA Argentina S.A. that was registered under Section 12 of the Exchange Act as of December 31, 2019. For purposes of this exhibit, except as otherwise expressly provided or unless the context requires otherwise, all terms used but not defined in this exhibit which are defined in BBVA Argentina’s annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), shall have the meanings assigned to them in the Annual Report.

DESCRIPTION OF ORDINARY SHARES

Set forth below is a brief description of certain provisions of BBVA Argentina’s by-laws and Argentine law and regulations with regard to BBVA Argentina’s capital stock. This description does not purport to be complete and is qualified in its entirety by reference to BBVA Argentina’s by-laws, Argentine law and the rules of the BYMA as well as the CNV and the Central Bank. A copy of BBVA Argentina’s by-laws is attached to the Annual Report as Exhibit 2.1 thereto.

Corporate Purpose

BBVA Argentina is registered with the Inspección General de Justicia of the Argentine government under company number 21,332, Book 97, of Local Corporate By-laws. Section 3 of our by-laws provides that the corporate purpose of BBVA Argentina is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Argentina is authorized to perform the following activities:

•	accept term and demand deposits;

•	grant short-term bullet and other amortizable loans;

•	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

•	grant guarantees, bonds or other forms of collateral;

•	accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

•	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

•	invest in government securities;

•	make temporary investments in liquid assets;

•	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

•	accept securities in custody and provide other services related to the banking business;

•	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;

•	engage in brokerage activities in the over-the-counter securities market;

•	perform foreign exchange transactions;

•	comply with agencies related to its operations;

•	receive deposits of participation in mortgage loans and in special accounts;

•	issue mortgage obligations;

•	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

•	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

•	issue private bonds;

•	carry out such lending, borrowing and service-related operations as are not forbidden under the Argentine Financial Institutions Law; and

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serve and register before the CNV as management agent for collective investment products, custodian for collective investment products, trading agent, settlement and clearing agent, broker, capital market advisor agent, securities broker and/or custody, registration and paying agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity.

Outstanding Capital Stock

The total authorized and issued share capital of BBVA Argentina at February 29, 2019 amounted to Ps. 612,659,638, represented by ordinary shares, par value Ps.1.00. At February 29, 2019, there were 612,659,638 ordinary shares issued and fully paid, each of which carries one vote. The ordinary shares have been listed on the MERVAL (currently in BYMA as successor of MERVAL) since 1888.

Registration and Transfer

The ordinary shares may only be held in book-entry form. Stockholders of BBVA Argentina will be required to hold their shares through book entries with brokers, banks and other entities that have accounts with Caja de Valores S.A. (“Caja de Valores” and “Caja de Valores Participants”, respectively). Caja de Valores maintains a stock registry for BBVA Argentina based upon information received from Caja de Valores Participants and only those persons listed in such registry will be recognized as stockholders of BBVA Argentina.

The ordinary shares are transferable on the books of Caja de Valores. Caja de Valores records all transfers in BBVA Argentina’s registry. Within one business day of such transfer, Caja de Valores is required to confirm the registration of transfer with the transferor.

Limited Liability of Stockholders

Stockholders’ liability for losses is limited to their stockholdings in BBVA Argentina. Under Argentine law, however, stockholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to such company or third parties resulting from such resolution. In connection with recommending any action for approval by stockholders, the Board or Directors of the Bank intends to obtain an opinion of counsel concerning the compliance of the action with Argentine law and the by-laws (or regulations, if any). A court in Argentina should hold that a non-controlling stockholder voting in good faith in favor of such a resolution on the advice of counsel to the effect that such resolution is not contrary to Argentine law or a company’s by-laws or regulations, is not liable under the above-mentioned provision.

Meetings and Voting Rights

Stockholders’ meetings may be ordinary meetings or extraordinary meetings. BBVA Argentina is required to hold an annual ordinary meeting of stockholders within four months of the close of each fiscal year to consider the matters outlined in Article 234 of the Argentine General Corporations Law, including: (i) approval of BBVA Argentina’s financial statements and general performance of the Board of Directors for the preceding fiscal year, (ii) election, removal and remuneration of directors and the members of the Supervisory Committee, and (iii) allocation of profits. Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary stockholders’ meetings may be called at any time to consider matters beyond the competence of the ordinary meeting, including amendments to the by-laws, anticipated dissolution, merger, transformation from one type of company to another and limitations on stockholders’ preemptive rights. Stockholders’ meetings may be convened by the Board of Directors to discuss the matters set forth by the Board of Directors and no other matters in addition to those set forth by the Board of Directors may be discussed. A stockholder or group of stockholders holding at least 2% in the aggregate of BBVA Argentina’s capital stock may submit proposals or comments as to the performance of the Company, with such proposals to be made available to the other shareholders by the Company at least five days prior to the ordinary stockholders’ meeting approving the financial statements of BBVA Argentina. The Board of Directors or the members of the Supervisory Committee are required to call stockholders’ meetings upon the request of one or more stockholders holding at least 5% of the capital stock of BBVA Argentina. If the Board of Directors fails to call the meeting, the CNV or a court of law may call the meeting.

Ordinary shares represented by ADSs will be voted or caused to be voted by the ADR depositary in accordance with instructions of the holders of such ADSs.

Notice of shareholders’ meetings is governed by the provisions of our by-laws, the Argentine General Corporations Law and Law No. 26,831 (the “Argentine Capital Markets Act”). According to the Argentine Capital Markets Act, notice of the shareholders’ meeting must be published for five days in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty but not more than forty-five days prior to the meeting.

In case of adjournment of a regular shareholders meeting, the meeting on second call may be held on the same date, at least one hour after the time set for the meeting on first call, in compliance with Section 237 of the Argentine General Corporations Law. In case of adjournment of a special shareholders’ meeting, the meeting on second call must be held within the following thirty days, and the publication must appear for three days at least eight days before the date set for that meeting.

In order to attend a meeting and be listed on the meeting registry, stockholders must submit evidence or their book-entry share account held at Caja de Valores three days prior to the scheduled meeting date. If so entitled to attend the meeting, a stockholder may be represented by proxy granted to another person, provided that proxies may not be granted to directors, members of the Supervisory Committee, or officers of BBVA Argentina.

Quorum for ordinary meetings consists of a majority of stock entitled to vote and resolutions may be adopted by the affirmative vote of 50% plus one vote (an “absolute majority”) of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the stockholders present, whatever their number, constitutes a quorum and resolutions may be adopted by an absolute majority of the votes present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, a second meeting may be called which may be held. The required quorum for the second meeting is 30% of the stock entitled to vote. In both cases, decisions are adopted by an absolute majority of shares voting except for certain fundamental matters (such as mergers and spin-offs (when BBVA Argentina is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change of BBVA Argentina’s domicile to outside Argentina, total or partial repayment of capital or a substantial change in the corporate purpose) which require a favorable vote of the majority of all the stock entitled to vote. In accordance with the by-laws, each ordinary share entitles the holder thereof to one vote at meetings of shareholders of BBVA Argentina.

Neither the Argentine General Corporations Law nor the by-laws of BBVA Argentina currently restricts the right of non-resident or foreign owners to hold or vote the ordinary shares.

Directors

Directors and alternate directors remain in office for three years; both can be reelected. Alternate directors replace directors who have resigned or been removed until the following general stockholders’ meeting is held, and, if it may be the case, during the length of their absence if it ends before the general stockholders’ meeting. The Board of Directors meets at least once every month and each time that any one of the directors should request.

The Argentine General Corporations Law allows cumulative voting to enable minority stockholders to appoint representatives on the Board of Directors and members of the Supervisory Committee. Upon the completion of certain requirements, stockholders are entitled to appoint up to one third of the vacancies to be filled in the Board of Directors by cumulative voting. Each stockholder voting cumulatively has the number of votes resulting from multiplying those votes which such stockholder would normally have been entitled to by the number of vacancies to be filled. Such stockholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one third of the vacancies to be filled.

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the Bank, the stockholders and third parties for the improper performance of their duties, for violating the law, the Bank’s by-laws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the by-laws or regulations or by resolution of the stockholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with the Bank without express authorization of a stockholders’ meeting. Certain transactions between directors and the Bank are subject to ratification procedures established by Argentine law.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the stockholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-a-vis the Bank terminates upon approval of the directors’ performance by the stockholders’ meeting, provided that stockholders representing at least 5% of the Bank’s capital stock do not object and provided further that such liability does not result from a violation of the law or the by-laws or regulations.

The by-laws of BBVA Argentina state that the Bank’s management is led by a Board of Directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and who may be re-elected. The by-laws also provide for the appointment of alternate directors. According to the by-laws, the Board of Directors meets at least once per month.

For further information regarding our current directors, see “Item 6. Directors, Senior Management and Employees” in the Annual Report.

Supervisory Committee

Argentine law provides for one or more auditors to oversee the accounting records of a corporation and to ensure compliance with law in the interest of all of the stockholders. Larger corporations such as the Bank are required to have at least three auditors, who form the “Supervisory Committee”. The Supervisory Committee is an independent body that, in the Bank’s case, is composed of three regular members and three alternate members appointed annually by the stockholders to attend Board of Directors meetings, view the Bank’s financial statements and fulfill other functions as provided in Article 294 of the Argentine General Corporations Law to ensure compliance with the law. The Supervisory Committee ordinarily meets at least once every three months or more often if required by one of its members. Regular members of the Supervisory Committee may be reelected and alternate members replace regular members in case of absence. Fees for members of the Supervisory Committee are established by the stockholders at the annual ordinary stockholders’ meeting. Members of the Supervisory Committee’s liabilities are joint and several and unlimited for the nonfulfillment of their duties. Unlike directors, members of the Supervisory Committee have no management functions.

For further information regarding our Supervisory Committee, see “Item 6. Directors, Senior Management and Employees” in the Annual Report.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, striving for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In Argentina, financial institutions may distribute dividends provided that (i) they are not covered by the terms of sections 34 “Regularization and recovery” and 35 bis “Institution restructuring to safeguard lending and bank deposits” of the Law on Financial Institutions (Law No. 21,526); (ii) they are not receiving financial assistance from the BCRA; (iii) they are not in arrears or not in compliance with the information regime established by the BCRA; and (iv) they meet minimum capital requirements and cash requirements.

Financial institutions that may distribute dividends pursuant to the above paragraph may distribute earnings up to an amount equal to retained earnings of legal reserves less the following items:

1.	100% of the debit balance of each of the items recorded under other comprehensive income (loss);

2.	income (loss) arising from the revaluation of property, plant and equipment, intangible assets and investment properties;

3.

net positive amount arising from the difference between the measurement at amortized cost and the fair market value recorded by the financial institution with respect to public debt instruments and/or monetary regulation instruments of the BCRA valued at amortized cost, less adjustments to asset valuations: (i) notified by the Superintendence of Financial and Exchange Entities (SEFyC)—whether or not accepted by the institution—and/or (ii) required by external auditing and, in both cases, pending accounting registration; and

4.	preferential asset valuation exemptions granted by the SEFyC on a case-by-case basis, including adjustments for failure to implement agreed adequacy plans.

Notwithstanding the adjustments mentioned above, dividends distributions are not permitted if:

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the minimum cash requirements in pesos, foreign currency or national government bonds, in average terms, is less than the last requirement or the one projected, considering the effect of dividends distributions; or

•	the financial institution has not complied with any applicable additional capital buffer.

Amounts available for distribution as dividends are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when the Bank has no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if the Bank has income as determined under IFRS-IASB.

According to Communication “A” 6768, financial institutions must have the prior authorization of the Central Bank of the Argentine Republic for the distribution of their results. In said authorization process, the Superintendence of Financial and Exchange Entities will take into account, among other elements, the potential effects of the application of International Accounting Standards according to Communication “A” 6430 (point 5.5. of IFRS 9) and the restatement of financial statements provided by Communication “A” 6651.

On March 19, 2020, the BCRA issued Communication “A “6939 whereby the distribution of dividends by financial institutions, including the Bank, was suspended until at least June 30, 2020.

Pursuant to the Argentine General Corporations Law, dividends can be lawfully paid and declared only out of BBVA Argentina’s retained earnings representing the profit on BBVA Argentina´ operations and investments. In addition, no profits may be distributed until prior losses are covered.

The Board of Directors submits to the stockholders for approval at an ordinary meeting of stockholders BBVA Argentina’s financial statements for the previous fiscal year. The stockholders, upon approving the financial statements, determine the allocation of BBVA Argentina’s net income. By law, the stockholders are required to allocate 20 percent of such net income to the legal reserve. If the legal reserve is subsequently impaired, dividends may not be paid until the legal reserve has been fully reestablished. The legal reserve is not available for distribution. Under the Bank’s by-laws, after the allocation to the legal reserve has been made, an amount will be segregated to pay the fees of the members of the Board of Directors and of the Supervisory Committee, and an amount will be segregated to pay dividends on preferred stock, if any. Under Central Bank regulations, this fee is required to be accrued on the income statement. The remainder of net income may be distributed as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account or any combination thereof, all as determined by the stockholders’ meeting. Dividends may not be paid if the legal reserve has been impaired.

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2016 to 2019, see “Item 3. Key Information—Declared Dividends” in the Annual Report.

Capital Increases and Reductions

BBVA Argentina may increase its capital upon authorization of the stockholders at an ordinary meeting. All capital increases must be registered with the CNV and published in the Official Gazette. Capital reductions may be voluntary or involuntary. Voluntary reductions of capital must be approved by an extraordinary meeting of the stockholders. Reduction is mandatory when losses have exceeded reserves and more than 50% of capital.

Preemptive Rights

Under Argentine law, in the event of an increase in capital, holders of ordinary shares have a preemptive right to purchase any issue of ordinary shares in an amount sufficient to maintain the proportion of capital then held by them. Except for specific situations, a company is prohibited from issuing stock with multiple voting rights after such company becomes public. Stockholders exercising preemptive rights are also entitled to subscribe for shares not otherwise subscribed for by other stockholders through the exercise of such other stockholders’ preemptive rights on a pro rata basis, based on the number of shares purchased by the exercising stockholder when exercising its preemptive rights, also known as accretion rights.

Under the Argentine General Corporations Law, preemptive rights must be exercised within thirty days following the time after which notice to the stockholders of their opportunity to preempt the capital increase has been published for three days in the Official Gazette of Argentina and in a widely circulated newspaper in Argentina, with the possibility for publicly listed companies (such as BBVA Argentina) to reduce such period to a minimum of ten days.

Conflicts of Interest

Under the Argentine General Corporations Law, a stockholder is required to abstain from voting on a business transaction in which its interests conflict with those of BBVA Argentina. In the event such stockholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such stockholder may be liable to BBVA Argentina for damages.

Redemption or Repurchase

Under the Argentine General Corporations Law, BBVA Argentina may acquire ordinary shares issued by it only under the following circumstances: (i) to cancel such shares and only after a decision to reduce its capital stock (which requires approval of an extraordinary stockholders’ meeting); (ii) to avoid a significant damage under exceptional circumstances, using retained earnings or free reserves which have been fully paid, which action must be ratified at the following ordinary stockholders’ meeting; and (iii) in the case of an acquisition of a corporation whose assets include shares of BBVA Argentina, BBVA Argentina may repurchase or redeem its shares pro rata or by lot. In both cases, the repurchase or redemption will be made at a fair price. BBVA Argentina may resell such shares within one year and must give stockholders a preemptive right to purchase such shares. The repurchased shares will not be calculated in the determination of a quorum or a majority.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at stockholders’ meetings such as the merger of BBVA Argentina into another entity, a substantial change of corporate purposes, transformation from one type of corporate to another, or BBVA Argentina’s shares cease to be traded publicly or listed on BYMA, any stockholder dissenting or absent from the adoption of any such resolution may withdraw from BBVA Argentina and receive the book value per share determined on the basis of BBVA Argentina’s annual financial statements (as approved by the annual ordinary stockholders’ meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting stockholder or within 15 days following the meeting if the stockholder was absent and can prove that he was a stockholder on the day of the meeting. In the case of a merger of another entity into BBVA Argentina or spin-off of BBVA Argentina, no appraisal rights may be exercised if the shares to be allocated are admitted to a public offering or listed for quotation on a stock exchange.

Appraisal rights are extinguished if the resolution is subsequently overturned at another stockholders’ meeting held within seventy-five days of the previous meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the stockholders’ meeting at which the resolution was adopted, except where the resolution was to cease to publicly offer BBVA Argentina’s stock or to cease maintaining the corporate existence of BBVA Argentina after the CNV or BYMA has canceled its authorization to publicly offer or list its stock, as the case may be, in which case the payment period is reduced to sixty days from the resolution date.

Liquidation

Upon liquidation of BBVA Argentina, one or more liquidators may be appointed to wind up its affairs. All outstanding ordinary shares of common stock will be entitled to participate equally in any distribution upon liquidation.

In the event of liquidation, the assets of BBVA Argentina shall be applied to satisfy its debts and liabilities.

Mandatory Acquisition Public Offer

Tender offers in Argentina are governed by the Securities Law No. 26,831 (the “LMC” after its Spanish acronym) as amended by the Productive Financing Law No. 27,440 (the “LFP” after its Spanish acronym), and the resolutions of the Argentine Securities and Exchange Commission (the “CNV” after its Spanish acronym).

General Resolution No. 779/2018 of the CNV published in the Official Gazette on December 28, 2018 (the “Resolution”) confirmed the new regulations for tender offers in Argentina (“OPAs” after their Spanish acronym “Ofertas Públicas de Adquisición”).

An OPA is defined as a market transaction by which an individual or other legal person, acting individually or in concert with other person or persons, irrevocably offers to acquire all the voting shares of a listed company at an equitable price, for a pre-fixed term, and subject to a special procedure governing the terms and conditions of such offer. The offer must be extended to holders of such shares and holders of subscription rights or options to acquire those shares, as well as holders of convertible debt securities or other similar securities that may directly or indirectly give the holder a right to acquire voting shares.

Mandatory OPA

The Resolution provides that a mandatory tender offer is required to be made by a person who has effectively reached the control of a listed company (i) through the acquisition of shares or securities that grant, directly or indirectly, voting rights in said company; (ii) through agreements with other holders of securities that, together, provide a sufficient number of votes to (a) take decisions in ordinary meetings, (b) elect or remove the majority of the board members or members of the supervisory committee or (c) establish a common policy with regard to management or whose purpose is to significantly influence the same, as well as any other agreement that, with the same purpose, regulates the exercise of the right to vote in the administrative body or in whom it delegates management; or (iii) indirectly or as a result of a corporate reorganization process.

Pursuant to the LMC, a person will have, individually or together with other persons, a controlling interest when: (i) they directly or indirectly reach a percentage of voting rights equal to or greater than 50% of the company, excluding from the calculation those shares that belong, directly or indirectly, to the affected company; or (ii) have obtained less than 50% of the voting rights of a company but act as a controlling shareholder (it being understood that a controlling shareholder is any person which directly or indirectly owns, individually or jointly, a participation that grants the necessary votes to take decisions in ordinary shareholders’ meetings or to appoint or remove the majority of the members of the board of directors or supervisory committee).

The LMC provides that the OPA procedure must be conducted after the acquisition of control. The deadline for submitting the offer is one month as from the date when the controlling interest is obtained.

Voluntary OPA

Voluntary OPAs may be addressed to any number of securities of a company, provided that the offeror does not reach, directly or indirectly, individually or in concert with others, a controlling interest. A voluntary OPA may be conditioned upon (i) the approval of amendments to the by-laws or other agreements subject to shareholders’ approval; (ii) acceptance of the offer by a minimum number of securities of the target company; (iii) approval by the shareholders of the offeror; and/or (iv) authorization of the operation by government agencies.

Offered Price in OPAs

For mandatory tender offers due to an acquisition of a controlling interest, the Resolution establishes that the price offered must be the higher of: (i) the highest price that the offeror would have paid or agreed to pay for the securities subject to the tender offer during the 12 months prior to the beginning of the period during which the tender offer is required to be made; and (ii) the average price of the securities subject to the tender offer during the six months immediately prior to the date of the announcement of the transaction by which the change in the controlling interest is agreed upon. The requirement in (ii) in the prior sentence does not apply when the percentage of shares listed on a market authorized by the CNV represents at least 25% of the capital stock of the issuer and the liquidity conditions provided by the Resolution are met.

In the case of mandatory OPAs due to a squeeze-out or delisting, the LMC establishes that the following price criteria must be considered: (i) the highest price that the offeror would have paid or agreed for the securities subject to the offer during the 12 months prior to the request of the minority shareholder or unilateral declaration of acquisition in squeeze-out cases (Article 91 LMC) or from delisting resolution (Article 98 LMC); (ii) the average price of the securities subject to the offer during the six months immediately prior to the request of the minority shareholder or unilateral declaration of acquisition in squeeze-out cases (Article 91 LMC) or as of the delisting resolution (Article 98 LMC); (iii) the equity value of the shares, considering a delisting special balance, if applicable; (iv) the value of the company calculated according to criteria of discounted cash flows and/or indicators applicable to comparable companies or businesses; and (v) the liquidation value of the company. In these cases, the price must never be lower than the higher of (i) and (ii) in the previous sentence.

The consideration offered in a mandatory OPA must be in cash, expressed per share, in pesos or another currency. In addition, the offeror may offer shares or other listed securities in exchange, at the option of the investor, provided that there is also a cash option.

Additionally, the CNV has a period of 15 business days to object to the offered price, counted as of the time all the documentation is collected and no new observations and requests are made. After this period, the offeror may request an expedited procedure (pronto despacho) and the CNV will have 10 business days to object. Minority shareholders may also object to the price from the date of announcement of the offer or presentation of the delisting request and up to the expiration of the CNV’s objection period.

A price objection by the CNV is appealable, at the option of the offeror: (i) by appeal filed with the CNV within five business days of notification, which will be submitted by the CNV to the Ministry of Finance; or (ii) in proceedings before the Federal Court of Appeals with jurisdiction in commercial matters within 10 business days of notification, without suspending the effects of the CNV resolution.

In the case of a voluntary OPA, the offeror may set the price at its own discretion but must provide the investor with a comparison with the criterions set forth in the LMC and the Resolution, as applicable.

Common Provisions Applicable to OPAs

The Resolution provides general provisions applicable to all OPAs.

Launch Notice and Prospectus: In order to promote uniform criteria, the CNV incorporates a launch notice template and changes are made to the prospectus template.

Appraisers: The Resolution specifies the specific independence requirements that appraisers must meet and the minimum contents of the reports they issue to determine the offered price.

Guarantees: The Resolution allows tender offers to be guaranteed: (i) by a foreign financial entity, with a branch or permanent representation in Argentina; or (ii) by local insurance companies under the jurisdiction of the Superintendence of Insurance, in the latter case with the prior agreement of the CNV.

Obligations of the corporate bodies of the target company: The members of the board of the target company must issue a report with an opinion on the fairness of the offered price within 15 calendar days of receiving the offeror’s notice and may not resign until the issuance of said report. The supervisory committee and the audit committee must issue an opinion on the fairness of the offered price by publishing the corresponding minutes within 15 calendar days of receiving the offeror’s notification.

Sanctions: In the event of a breach of the obligation to make a mandatory OPA, the CNV, with prior notice, will order an auction sale of the acquired shares, and may suspend the political rights of the person obliged to launch the tender offer, who will also be subject to the penalties provided by the LMC.

Other Provisions

The ownership of any kind of BBVA Argentina’s shares represents submission to the ordinary courts of Buenos Aires for any judicial complaint arising with respect thereto.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

BBVA Argentina has listed on the New York Stock Exchange ADSs representing BBVA Argentina’s ordinary shares. The depositary, The Bank of New York Mellon, also referred to as the “Depositary,” registers and delivers the ADSs. Each ADS represents an ownership interest in three ordinary shares. The ordinary shares are deposited with Banco Santander Rio S.A., the Depositary’s custodian in Argentina. Each ADS may also represent securities, cash or other property deposited with the Depositary but not distributed to ADS holders. The deposited shares, together with those other securities, cash or property are referred to collectively as the “Deposited Securities”. The Depositary’s corporate trust office is located at 101 Barclay Street, New York, NY 10286 and its principal executive office is located at 225 Liberty Street, New York, NY 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an “ADR”, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (“DRS”), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. The information provided in this section assumes you are an ADS registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described herein. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company (“DTC”) pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

ADS holders are not BBVA Argentina shareholders and do not have shareholder rights. Because the Depositary will actually hold the underlying ordinary shares, you must rely on the Depositary to exercise the rights of a shareholder. The obligations of the Depositary are set out in a deposit agreement (the “Deposit Agreement”) dated as of December 1, 1993, as amended as of August 12, 1997, and as further amended and restated as of May 28, 2013 among BBVA Argentina and The Bank of New York Mellon, as depositary, and ADS holders. The Deposit Agreement and the ADSs are governed by New York law.

The following is a summary of the material provisions of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire Deposit Agreement and the form of ADR. Copies of the deposit agreement and the form of ADR are available for inspection at the corporate trust office of the Depositary at the address set forth above.

American Depositary Receipts

ADSs are issuable pursuant to the Deposit Agreement. Each ADS represents three ordinary shares deposited with Banco Santander Rio S.A. as custodian (the “Custodian”) and registered in the name of the Custodian in an account maintained at the Custodian by the Depositary. An ADR may represent any number of ADSs. Only persons in whose names ADSs are registered on the books of the Depositary will be treated by BBVA Argentina and the Depositary as owners and holders of ADSs.

Deposit and Withdrawal of Securities

The ordinary shares that are represented by the ADSs sold in any offering pursuant to this prospectus will be deposited in accounts maintained by the Custodian and registered in the name of the Custodian, who will be the holder of record of all such shares. Subject to the terms and conditions of the Deposit Agreement, upon transfer of such ordinary shares to the account of the Custodian or upon receipt of ordinary shares by the Depositary, the Depositary will execute and deliver ADSs to or upon the written order of the person or persons that made the deposit.

Upon surrender of ADSs to the Depositary, and upon payment of the fees, taxes and governmental charges contemplated by the Deposit Agreement, ADS holders are entitled to delivery, to them or upon their order, of the amount of deposited securities represented by those ADSs. Such delivery will be made to the ADS holder or upon the ADS holder’s order without unreasonable delay. The forwarding of ordinary shares and other documents of title for such delivery to an ADS holder, or as ordered by such ADS holder, will be at its risk and expense or the risk and expense of the person submitting such written instruction for delivery.

The Depositary may deliver ADSs prior to the receipt of ordinary shares, subject to the conditions specified in the Deposit Agreement, which require persons to whom ordinary shares or ADSs are so delivered or issued to, among other things, furnish certain written representations and provide collateral to the Depositary. The Depositary is entitled to retain any compensation received by it in connection with such transactions including, without limitation, earnings on the collateral.

Dividends, Other Distributions and Rights

The Depositary is required to convert into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in Argentine pesos (or any other currency other than dollars) that it receives in respect of the deposited securities, and to distribute the amount received to the ADS holders in proportion to the number of ADSs without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADS or ADSs or otherwise. The amount distributed will be reduced by any amounts to be withheld by BBVA Argentina, the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. If the Depositary determines that in its judgment any currency other than dollars received by it cannot be so converted on a reasonable basis and transferred, the Depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the ADS holders entitled to receive the same.

If BBVA Argentina declares a dividend in, or free distribution of, additional ordinary shares, upon receipt by or on behalf of the Depositary of such additional ordinary shares, the Depositary may, and shall if BBVA Argentina so requests, distribute to the applicable holders of outstanding ADSs, additional ADSs that represents the number of shares received as such dividend or free distribution after deduction or upon payment of applicable fees of the Depositary and any taxes or other governmental charges. In lieu of delivering fractional ADSs in the event or any such distribution, the Depositary will sell the amount of ordinary shares represented by the aggregate of such fractions and will distribute the net proceeds in dollars to applicable ADS holders in accordance with the Deposit Agreement. If additional ADSs (other than ADSs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional ordinary shares distributed in respect of the deposited securities represented by ADS prior to such dividend or free distribution.

If BBVA Argentina offers or causes to be offered to the holders of ordinary shares any rights to subscribe for additional ordinary shares or any rights of any other nature, the Depositary shall have discretion as to the procedure to be followed in making such rights available to ADS holders. The Depositary will either (i) make such rights available to such ADS holders by means or warrants or otherwise, if lawful and feasible, or (ii) if making such rights available is not lawful or feasible, try to sell such rights, warrants or other instruments, if practicable, and, after deduction or upon payment of fees and expenses of the Depositary, allocate the net proceeds of such sales for the accounts of such ADS holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such ADS holders and beneficial owners because of exchange restrictions or the date or delivery of any ADS or ADSs, or otherwise, and distribute the net proceeds so allocated to the extent practicable. If, by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any holders or dispose of such rights and make the net proceeds available to such holders, then the Depositary shall allow the rights to lapse.

If registration under the Securities Act of the rights or the securities to which any rights relate is required in order for BBVA Argentina to offer such rights to ADS holders or beneficial owners and sell the securities upon the exercise of such rights to ADS holders or beneficial owners, the Depositary will not offer such rights to the ADS holders or beneficial owners unless and until such a registration statement is in effect, or unless, based on an opinion from recognized counsel in the United States for the Company, the offering and sale of such securities to such ADS holders or beneficial owners are exempt from registration under the provisions of such Securities Act.

If the Depositary determines that any distribution of property (including securities or rights to subscribe therefor) is subject to any taxes or governmental charges that the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and thereafter will distribute the net proceeds of any such sale or the balance of any such property after deduction or such taxes or governmental charges to the ADS holders entitled thereto.

Changes Affecting Deposited Ordinary Shares

Upon any change in nominal or par value, any split-up, consolidation or other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting BBVA Argentina or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, in conversion of or in respect of deposited securities shall be treated as newly deposited securities under the Deposit Agreement, and ADSs shall henceforth represent the new deposited securities so received in exchange or conversion, unless additional ADSs are delivered, as in the case of a stock dividend, or unless the Depositary calls for the surrender of outstanding ADSs to be exchanged for new ADSs.

In the event that any security so received may not be lawfully distributed to some or all owners, the Depositary may sell such securities at public or private sale, upon such terms as it may deem proper, and may allocate the net proceeds of such sales for the account of the owners otherwise entitled. This allocation shall be made upon an averaged or other practicable basis without regard to any distinctions among such owners.

Record Dates

Whenever any cash dividend or other cash distribution shall become payable, or whenever any distribution other than cash shall be made or rights shall be issued with respect to the ordinary shares, or whenever for any reason the Depositary causes a change in the number of ordinary shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of ordinary shares or other deposited securities, the Depositary will fix a record date for the determination of the ADS holders who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of ADS holders with respect to such changed number of securities, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Ordinary Shares

As soon as practicable after receipt by the Depositary of notice of any meeting of holders of ordinary shares, the Depositary, if requested in writing by the Bank, will mail the information contained in such notice of meeting to ADS holders. ADS holders at the close of business on the record date specified by the Depositary are entitled under the Deposit Agreement, subject to any applicable provisions of Argentine law’ and of the corporate charter of BBVA Argentina, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by their respective ADSs. The Depositary will endeavor insofar as is practicable to vote or cause to be voted the ordinary shares represented by the ADSs in accordance with such instructions. The Depositary has agreed that it will not vote the ordinary shares so represented other than in accordance with such instructions from the record ADS holders or as described in the following sentence. If BBVA Argentina requested the Depositary to solicit voting instructions but the Depositary does not receive voting instructions from a holder of ADSs by the date the Depositary specified, the Depositary will vote the amount of ordinary shares represented by those ADSs in favor of any matter proposed or recommended by

BBVA Argentina’s board of directors. Notwithstanding the foregoing, the Depositary will not send a meeting notice to ADS holders or vote any deposited shares unless it has received an opinion from BBVA Argentina’s Argentine counsel to the effect that that the matters to be voted on are not contrary to Argentine law or BBVA’s by-laws. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

Reports and Notices

On or before the first date on which BBVA Argentina gives notice, by publication or otherwise, of any meeting of holders of ordinary shares or other deposited securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of deposited ordinary shares, BBVA Argentina will be required to transmit to the Depositary and the Custodian a copy of the notice thereof in the form given or to be given to holders of ordinary shares or other deposited securities.

BBVA Argentina will arrange, to the extent, if any, required by any regulations of the SEC, for the translation into English, if not already in English, and the prompt transmittal by BBVA Argentina to the Depositary and the Custodian of such notices and any other reports and communications which are made generally available by BBVA Argentina to holders of its ordinary shares. If requested in writing by Banco Argentina, the Depositary will arrange for the mailing, at BBVA Argentina’s expense, of copies of such notices, reports, and communications to all ADR holders. BBVA Argentina will timely provide the Depositary with the quantity of such notices, reports, and communications, as requested by the Depositary from time to time in order for the Depositary to effect such mailings.

Amendment and Termination of the Deposit Agreement

The form of the ADSs and the Deposit Agreement may at any time be amended by agreement between BBVA Argentina and the Depositary. Any amendment that imposes or increases any fees or charges (other than taxes and governmental charges and certain expenses), or that otherwise prejudices any substantial existing right of ADS holders, will not take effect as to the outstanding ADSs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADSs. Every holder of an ADS at the time such amendment becomes effective will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. Except in order to comply with mandatory provisions of applicable law, in no event shall any amendment impair the right of any ADS holder to surrender his ADSs and receive therefor the deposited securities represented thereby.

The Depositary at any time at the direction of BBVA Argentina shall terminate the Deposit Agreement by mailing notice of such termination to the holders of all ADSs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days after the Depositary shall have delivered to BBVA Argentina a notice of its election to resign, a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADSs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (1) the collection of dividends and other distributions pertaining to the securities and any other property represented by such ADSs, (2) the sale of rights as provided in the Deposit Agreement and (3) the delivery of ordinary shares, together with any dividends or other distributions and the net proceeds of the sale of any rights or other property received with respect thereto, in exchange for surrendered ADSs subject to the applicable terms of the Deposit Agreement, including the payment of the fees and other charges of the Depositary. At any time after the expiration of one year from the date of termination, the Depositary may sell the deposited securities and hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except for certain indemnification and accounting obligations. Upon the termination of the Deposit Agreement, BBVA Argentina will also be discharged of all obligations thereunder, except for its obligations to the Depositary with respect to indemnification, charges and expenses.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on BBVA Frances’ share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) converting foreign currency to US dollars

Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary or the Custodian or their agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to BBVA Frances to reimburse it for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to it by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of ADS Holders for Taxes or Other Charges

Any tax or other governmental charge or expense payable by the Custodian, the Depositary or its nominee as the registered holder of any deposited securities represented by ADSs shall be payable by the holder of such ADS to the Depositary. The Depositary may, and at the written request of BBVA Argentina shall, refuse to effect any registration of transfer or withdrawal of the securities underlying such ADS until such payment is made, may withhold or deduct any dividends or other distributions or may sell for the account of the holder thereof any or all of the deposited securities underlying such ADS and may, and at the written request of BBVA Argentina shall, apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge or expense and the holder of such ADS shall remain liable for any deficiency.

Execution, Transfer and Surrender of American Depositary Receipts

The ADSs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the delivery, registration of transfer, split-up, combination or surrender of any ADSs, or withdrawal of ordinary shares, the Depositary, the registrar or the Custodian may require payment from the person presenting the ADS or the depositor of such ordinary shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to the ordinary shares being deposited or withdrawn) and payment of any applicable fees payable to the Depositary. The Depositary may refuse to deliver ADSs, register the transfer of any ADS or make any distribution of, or related to, the underlying ordinary shares until it has received such proof of citizenship, residence, exchange control approval or other information as it may reasonably deem necessary or proper or as BBVA Argentina may require by written request to the Depositary. The execution and delivery or transfer of ADSs generally may be suspended during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or BBVA Argentina at any time or from time to time. The surrender of outstanding ADSs and withdrawal of the underlying ordinary shares may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or BBVA Argentina or the deposit of the underlying ordinary shares in connection with voting at a meeting of security holders, or payment of dividends, (ii) the payment of fees, taxes and charges, and (iii) compliance with any US or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of the underlying ordinary shares. ADS holders may inspect the transfer books of the Depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business or object other than the business of BBVA Argentina or a matter related to the Deposit Agreement or the ADSs.

General

Neither the Depositary nor BBVA Argentina will be liable to owners or holders of ADSs if prevented or forbidden from performing their obligations under the Deposit Agreement by the law of any country, by any governmental authority or stock exchange or by any circumstances beyond their control or, any provision of BBVA Argentina’s corporate charter. The obligations of BBVA Argentina and the Depositary to holders of ADSs under the Deposit Agreement are expressly limited to performing their respective duties specified therein without negligence or bad faith.

Neither the Depositary nor BBVA Argetnina shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any ordinary share or ADS that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

So long as any ADSs are listed on one or more stock exchanges (including the New York Stock Exchange), the Depositary will act as registrar or appoint a registrar or one or more co-registrars, for registration of such ADSs in accordance with any requirements of such exchanges.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.